Exhibit (a)(8)

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT
Roanne Kulakoff
Kekst and Company
(212) 521-4827

FOR IMMEDIATE RELEASE
Hawthorne, NY, November 11, 2008

TARO PROVIDES PRELIMINARY THIRD QUARTER AND
YEAR-TO-DATE 2008 FINANCIAL RESULTS

Net Income Year-to-Date 2008 Exceeds Full-Year 2007 Net Income and is More than
Double the Comparable Year Ago Period

$40.7 Million Net Cash Generated from Operations Year-to-Date 2008

Hawthorne, NY, November 11, 2008 – Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided information on its financial performance for the third quarter and first nine months of 2008.

The Company cautioned that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to possible change.  However, subject to the foregoing caveats, the Company believes that the information below represents the best information currently available to Taro management.

Third Quarter 2008 Results
For the quarter ended September 30, 2008, Taro estimates net sales of approximately $90.4 million, compared to $82.0 million for the same quarter in 2007, an increase of $8.4 million or 10.2%.  Gross profit for the third quarter of 2008 was approximately $49.4 million, or 54.6% of net sales, compared to $45.3 million, or 55.2% of net sales, for same quarter in 2007, an increase of $4.1 million or 9.0%.  Net income for the third quarter of 2008 was approximately $12.5 million, compared to $7.2 million for the third quarter of 2007, an increase of $5.3 million or 73.6%.  Diluted earnings per ordinary share were $0.31 for the third quarter of 2008, compared to $0.19 for the third quarter of 2007.

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Taro Pharmaceutical Industries Ltd.

Nine Month Year-to-Date Results
For the nine months ended September 30, 2008, Taro estimates net sales of approximately $256.6 million, compared to $231.8 million for the nine months ended September 30, 2007, an increase of $24.8 million or 10.7%.  Gross profit for the nine month period of 2008 was approximately $140.8 million, compared to $125.8 million for the nine month period of 2007, an increase of $15.0 million or 11.9%.   Financial expenses for the nine month period ended September 30, 2008 were approximately $7.3 million, compared to $18.8 million for the nine months ended September 30, 2007, a decrease of $11.5 million or 61.2%.  Net income for the nine month period of 2008 was approximately $33.1 million, compared to $14.2 million for the nine month period of 2007, an increase of $18.9 million or 133.1%.

The Company noted that its estimated net income of approximately $33.1 million for the first nine months of 2008 has exceeded its estimated net income of $21.1 million for the entire year of 2007 and is more than double the estimated net income for the comparable period in 2007.  The reduction in financial expenses for the nine months ended September 30, 2008 is attributable, among other things, to currency fluctuations and reduced interest payments as a result of payments of scheduled debt obligations. The Company believes that results for the first three quarters of 2008 demonstrate the continuation of the significant financial and operational improvements at the Company over the past seven quarters.

Chairman of the Board, Barrie Levitt, M.D. stated, “The Company has continued to perform well in spite of the difficult global financial environment, reflecting our solid product offering, increased operational efficiencies and focused R&D program.  Our strong performance has allowed us to continue to pay down our debt, while increasing our cash reserves.”

Balance Sheet
After making normally scheduled and required principal debt payments of approximately $20.0 million since December 31, 2007, cash and cash equivalents were $66.3 million on September 30, 2008, compared to $51.2 million on June 30, 2008 and $45.2 million on December 31, 2007.   This increase in cash is largely reflective of the approximately $40.7 million net cash generated from operating activities during the nine months ended September 30, 2008, compared to $4.7 million for the full year 2007.  As of September 30, 2008, the Company’s total debt was approximately $211.9 million.  After accounting for the value of ongoing currency protection instruments and cash balances, net debt was $123.3 million.  The Company notes that it has a credit facility of approximately $28.0 million due on December 29, 2008.  The Company is in active negotiations to extend or refinance the facility and expects to conclude the negotiations successfully before the facility becomes due.  The Company is also seeking to effectively refinance a smaller loan with another bank. There can be no assurance that the Company will be successful in these efforts, although the Company believes it is in the interests of all creditors that satisfactory arrangements be concluded.  The Company believes, in the ordinary course, that it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders.  The Company continues to be out of compliance with certain financial reporting requirements in certain of its debt instruments due to the lack of audited financial statements and continues to discuss the situation with its lenders.  Taro noted

Taro Pharmaceutical Industries Ltd.

that it is current with its payments to lenders and that in the near term it does not foresee the need for additional sources of outside liquidity to fund its ongoing business operations.

Accounts receivable - trade at September 30, 2008 were approximately $72.0 million, which represents 76 days sales outstanding.  Inventories were approximately $71.0 million at September 30, 2008.

Total liabilities were approximately $301.2 million at September 30, 2008.  Total shareholders' equity at September 30, 2008 was approximately $206.0 million.

Status of Audit of 2006 and 2007 Financial Statements
As the Company previously disclosed, the completion of its financial statements for the year ended December 31, 2006 and December 31, 2007 has been delayed because the Company is continuing to review the adequacy of estimates for accruals recorded in 2005 and prior years for sales returns, chargebacks, rebates, administrative fees and other amounts.  The Company has retained Huron Consulting Group to advise and assist it in this review.   The Company does not expect that any changes resulting from this review would affect the results for 2006 and prior years, when taken in the aggregate.  Furthermore, if any such changes were to be made, they would likely reduce the amount of the loss in 2006 as previously presented.  The Company added that it believes such changes, if any, would not have a material impact on the financial results for 2007 and 2008.

The review described above is in the process of being completed, and is subject to audit by the Company’s outside auditors.   The Company is working on finalizing its financial statements and is hopeful of completing its 2006 financial statements in the near term and thereafter its 2007 financial statements.

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, and statements with respect to the  value of the Company and its product offering and R&D program,  the Company’s financial performance, including its  financial performance during the last two years,  availability of financial information,  completion of the 2006 and 2007 audits, estimates of financial results and financial information for 2005-2008, review of results for prior years and estimates of expenses and reserves.  Although Taro

Taro Pharmaceutical Industries Ltd.

Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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